Exhibit 21.1

The Elmet Group Co.

Subsidiaries*

Subsidiary	Jurisdiction of Incorporation
Anania & Associates	Maine
Elmet Coldwater LLC	Delaware
Elmet Euclid LLC	Delaware
Elmet Technologies LLC	Maine
Microwave Techniques GmbH	Germany
Microwave Techniques LLC	Maine
Poly Labs Solar LLC (d/b/a Elmet Solar LLC)	Maine
Symphony Microwave Technologies LLC	New Hampshire

*	Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.